Exhibit 99.1

J.P.Morgan

Date: January 15, 2021

To,

Company Secretary

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra, 400093

Dear Sir / Madam,

Sub: Voluntary open offer pursuant to Regulation 6 of the Takeover Regulations (as defined below) for the acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) equity shares representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the public shareholders of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Voluntary Open Offer”).

With regards to the captioned Voluntary Open Offer, JP Morgan India Private Limited is acting as the Manager to the Open Offer pursuant to and in accordance with Regulation 12(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”).

The Acquirer, together with the PACs, had made a public announcement for the Voluntary Open Offer dated January 9, 2021, which was duly intimated / sent to BSE Limited, National Stock Exchange of India Limited, SEBI and the Target Company on January 9, 2021. Further, the Acquirer, together with the PACs, had also made a corrigendum to the public announcement on January 14, 2021 which was duly intimated / sent to BSE Limited, National Stock Exchange of India Limited, SEBI and the Target Company on January 14, 2021.

Pursuant to and in compliance with inter alia Regulation 14(3) of the Takeover Regulations, the Acquirer together the PACs have made the detailed public statement dated January 14, 2021 (“DPS”) in relation to the Voluntary Open Offer which was published on January 15, 2021 in accordance with Regulation 14(3) of the Takeover Regulations.

Further as required under Regulation 14(4) of the Takeover Regulations, please find enclosed a copy of the DPS.

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

J.P.Morgan

Terms not defined herein shall have the meaning ascribed to them under the DPS.

Thank you.

Yours sincerely,

For JP Morgan India Private Limited

/s/ Nitin Maheshwari

Authorised Signatory

Name: Nitin Maheshwari

Designation: Managing Director

2

DETAILED PUBLIC STATEMENT IN TERMS OF REGULATION 6 READ WITH 13(4), 14(3) AND 15(2) OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 2011, AS AMENDED, TO THE PUBLIC SHAREHOLDERS OF

VEDANTA LIMITED

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530

VOLUNTARY OPEN OFFER FOR ACQUISITION OF UP TO 371,750,500 (THREE HUNDRED AND SEVENTY ONE MILLION SEVEN HUNDRED FIFTY THOUSAND FIVE HUNDRED) EQUITY SHARES (AS DEFINED BELOW), REPRESENTING 10% OF THE VOTING SHARE CAPITAL (AS DEFINED BELOW) OF VEDANTA LIMITED (“TARGET COMPANY”) AT A PRICE OF INR 160 (INDIAN RUPEES ONE HUNDRED AND SIXTY ONLY) PER EQUITY SHARE FROM THE PUBLIC SHAREHOLDERS (AS DEFINED BELOW) BY VEDANTA RESOURCES LIMITED (“ACQUIRER”) TOGETHER WITH TWIN STAR HOLDINGS LIMITED (“PAC 1”), VEDANTA HOLDINGS MAURITIUS LIMITED (“PAC 2”) AND VEDANTA HOLDINGS MAURITIUS II LIMITED (“PAC 3” TOGETHER WITH PAC 1 AND PAC 2 TO BE REFERRED AS “PACS”), IN THEIR CAPACITY AS THE PERSONS ACTING IN CONCERT WITH THE ACQUIRER (“OFFER”/ “OPEN OFFER”).

This detailed public statement (“DPS”) is being issued by J.P. Morgan India Private Limited, the manager to the Open Offer (“Manager to the Offer” or “Manager”), for and on behalf of the Acquirer and the PACs, in compliance with Regulations 6 read with Regulations 13(4), 14(3) and 15(2) and other applicable regulations of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto (“SEBI (SAST) Regulations”), pursuant to the public announcement dated January 09, 2021 (“PA”) in relation to this Offer, which was filed with the BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE” and together with BSE “Stock Exchanges”), the Securities and Exchange Board of India (“SEBI”) on January 09, 2021 and sent to the Target Company on January 09, 2021, in terms of Regulation 14(1) and 14(2) of the SEBI (SAST) Regulations. A corrigendum to the PA was issued by the Manager on behalf of the Acquirer and the PACs on January 14, 2021 (“Corrigendum”). A copy of the Corrigendum was filed on January 14, 2021 with the Stock Exchanges and SEBI and sent to the Target Company on January 14, 2021 in accordance with the SEBI (SAST) Regulations.

For the purposes of this DPS, the following terms would have the meaning assigned to them herein below:

“Equity Shares” means the fully paid up equity shares of the Target Company of the face value of INR 1 (Indian Rupee One only) each.

“Promoter Group” means members of the promoter and promoter group of the Target Company.

“Public Shareholders” means all the public shareholders of the Target Company who are eligible to tender their Equity Shares in the Open Offer, excluding the Acquirer, the PACs, other members of the Promoter Group, and other persons deemed to be acting in concert with the Acquirer and/or the PACs.

“Voting Share Capital” shall mean the fully diluted voting share capital of Target Company.

“Working Day(s)” shall mean working days of the Securities and Exchange Board of India.

I.	ACQUIRER, PACS, TARGET COMPANY AND OPEN OFFER

1.	Details of Vedanta Resources Limited (“Acquirer”)

1.1.

The Acquirer was incorporated on April 22, 2003, as a private limited company under the laws of United Kingdom (company registration number 4740415). It was incorporated in the name of Angelchange Limited. Subsequently, its name was changed to Vedanta Resources Limited on June 26, 2003 and then to Vedanta Resources Plc on November 20, 2003. The ordinary shares of the Acquirer were listed on London Stock Exchange on December 05, 2003. Thereafter, on October 01, 2018, the ordinary shares of the Acquirer were delisted from London Stock Exchange pursuant to the successful completion of the delisting offer made by Volcan Investments Limited, the holding company of the Acquirer. Consequently, on October 29, 2018, the Acquirer converted into a private limited company pursuant to which its name was changed to its present name.

1.2.	The registered office of the Acquirer is located at 8th Floor, 20 Farringdon Street, London, EC4A 4AB.

1.3.

The Acquirer is a globally diversified natural resources company and is engaged in production of aluminium, copper, zinc, lead, silver, iron ore, oil and gas and commercial energy. The Acquirer has operations in India, Zambia, Namibia and South Africa.

1.4.

The Acquirer is part of the Vedanta Group. The PACs are indirect subsidiaries of the Acquirer. Save and except for the PACs, no other person is acting in concert with the Acquirer for the purpose of this Open Offer. Some entities or persons may be deemed to be acting in concert with the Acquirer in terms of Regulation 2(1)(q)(2) of the SEBI (SAST) Regulations. However, neither such entities or persons nor any other entities or persons are acting in concert with the Acquirer for the purpose of this Open Offer, within the meaning of Regulation 2(1)(q)(1) of the SEBI (SAST) Regulations.

1.5.	As on date of this DPS, the shareholding pattern of the Acquirer is set out in table-1.

Table-1
Sr. No.	Name of the shareholders	No. of shares held	% of share- holding
1	Volcan Investments Limited	187,488,092	65.7%
2	Volcan Investments Cyprus Limited (a wholly owned subsidiary of Volcan Investments Limited)	97,758,606	34.3%

	Total	285,246,698	100.0%

1.6.	The shares issued by the Acquirer are not listed on any stock exchange in India or abroad.

1.7.

As on the date of this DPS, the Acquirer, its directors and key employees do not have any relationship with or interest in the Target Company except for: (a) the Acquirer is one of the members of the Promoter Group; (b) Mr. Anil Agarwal, Executive Chairman and a director on the board of directors of the Acquirer, is the Non-Executive Chairman and a director on the board of directors of the Target Company; (c) Mr. Navin Agarwal, Executive Vice-Chairman and a director on the board of directors of the Acquirer, is the Executive Vice-Chairman and a director on the board of directors of the Target Company; (d) Mr. GR Arun Kumar, the Chief Financial Officer of the Acquirer, is the Whole-Time Director and Chief Financial Officer of the Target Company and holds 8,000 Equity Shares; and (e) the Acquirer has entered into certain related party transactions with the Target Company, which are disclosed in the annual report of the Target Company and disclosures made by the Target Company to the stock exchanges under Regulation 23(9) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

1.8.

As on the date of this DPS, the Acquirer has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act, 1992, as amended (“SEBI Act”) or under any other regulations made under the SEBI Act.

1.9.

The key financial information of the Acquirer as of and for year ended on March 31, 2020 and March 31, 2019 extracted from its audited consolidated financial statements as of and for the financial year on ended March 31, 2020 and financial information for year ended on March 31, 2018 extracted from audited financial statements as of and for year ended on March 31, 2019, audited by the statutory auditor of the Acquirer, and the interim consolidated financial statements for the six month ended on September 30, 2020, which has been subject to limited review by the statutory auditor of the Acquirer, is set out in table-2.

Table- 2	In million, except per share data
Particulars	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
	INR	USD	INR	USD	INR	USD	INR	USD
Total revenue3(a)	376,645	5,136	903,920	12,326	1,009,375	13,764	1,166,970	15,913
Net income3(b)	5,720	78	(128,115)	(1,747)	31,094	424	108,168	1,475
Earnings per share3(c)	(50.1)	(0.7)	(403.0)	(5.5)	(60.9)	(0.8)	62.7	0.9
Net worth/shareholders’ funds3(d)	(77,028)	(1,050)	(43,854)	(598)	111,982	1,527	137,795	1,879

Notes:

(1)

Since the financial statements of the Acquirer are prepared in USD, the functional currency of the Acquirer, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 8, 2021 (Source: Financial Benchmarks India Private Limited).

(2)

The aforesaid annual financial statements for the financial year ended on 31 March 2020, 31 March 2019 and 31 March 2018 have been prepared and presented in accordance with international financial reporting standards (“IFRS”) as adopted by the European Union and interim condensed financial statements for the period ended on September 30, 2020 has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as adopted by the European Union.

(3)	(a)	Total revenue consists of revenue, other operating income and investment revenue.
(b)	Net income is profit/(loss) after tax before share in profit/(loss) of non-controlling interest.
(c)

Earning per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. The Acquirer is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited by the Statutory auditors. For calculation of number of shares for the financial year ended on March 31, 2018, weighted average number of treasury shares have been reduced from the number of issued equity shares.

(d)

Net worth/shareholder’s fund = Equity – Non-Controlling Interest - Hedging reserve - Capital reserve - Foreign currency translation reserve - Investment revaluation reserve. Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

1.10.

The Acquirer or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

2.	Details of Twin Star Holdings Limited (“PAC 1”)

2.1.

PAC 1 is a private limited company incorporated on January 12, 1993 under the laws of Mauritius (company registration number C10809). There has been no change in the name of PAC 1 since its incorporation.

2.2.	The registered office of the PAC 1 is located at C/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis 11324, Mauritius.

2.3.	PAC 1 is an investment holding company which is principally involved in the business of holding investments.

2.4.	PAC 1 is part of the Vedanta Group and is an indirect subsidiary of the Acquirer.

2.5.	PAC 1 is wholly owned by Vedanta Resources Holdings Limited which in turn is wholly owned by the Acquirer.

2.6.	The shares issued by PAC 1 are not listed on any stock exchange in India or abroad.

2.7.

As on the date of this DPS, PAC 1, its directors and key employees do not have any relationship with or interest in the Target Company except for PAC 1 being one of the members of the Promoter Group and holding 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital).

2.8.

As on the date of this DPS, PAC 1 has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

2.9.

The key financial information of PAC 1 based on its audited standalone financial statements as of and for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018, audited by the statutory auditor of PAC 1, and the unaudited standalone financial statements as of and for the six months ended on September 30, 2020, is set out in table-3.

Table-3	In million, except per share data
Particulars	As at and for the six months ended on September 30, 2020		As at and for the financial year ended on March 31, 2020		As at and for the financial year ended on March 31, 2019		As at and for the financial year ended on March 31, 2018
	INR	USD	INR	USD	INR	USD	INR	USD
Total revenue4(a)	1,390	19	10,207	139	32,022	437	34,563	471
Net income4(b)	(2,979)	(41)	413	6	23,195	316	29,269	399
Earnings per share4(c)	(125.8)	(1.7)	17.4	0.2	979.5	13.4	1,236.0	16.9
Net worth/shareholders’ funds4(d)	84,710	1,155	87,690	1,196	116,446	1,588	96,022	1,309

Notes:

(1)

Since the financial statements of PAC 1 are prepared in USD, the functional currency of PAC 1, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 8, 2021 (Source: Financial Benchmarks India Private Limited).

(2)

The aforesaid financial statements have been prepared in accordance with international financial reporting standards. The financial information for the financial years ended on March 31, 2020, March 31, 2019, and March 31, 2018 has been extracted from the annual standalone statements of PAC 1 and have been audited by the statutory auditor of PAC 1.

(3)

PAC 1 has confirmed that as per the applicable regulations in Mauritius, it is not required to prepare accounts and have them reviewed by the auditors of PAC 1 as of and for the six months period ended on September 30, 2020. Hence, the financial information for the six months ended on September 30, 2020 has been extracted from the management accounts which have been taken into account by the statutory auditor of the Acquirer at the time of preparing its interim consolidated financial statements for six months ended on September 30, 2020. The financial information of PAC 1 for the period ended on September 30, 2020 is being subjected to limited review and will be presented in the letter of offer which is to be issued in connection with this Open Offer.

(4)	(a)	Total revenue consists of other operating income, investment revenue and other income.
(b)	Net income is profit/(loss) after tax.
(c)

Earning per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. PAC 1 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited by the statutory auditors.

(d)

Net worth/ shareholders’ funds consists of share capital, share premium and retained earnings. Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

2.10.

PAC 1 or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

3.	Details of Vedanta Holdings Mauritius Limited (“PAC 2”)

3.1.

PAC 2 is a private limited company incorporated on June 29, 2020 under the laws of Mauritius (company registration number 172883 GBC). There has been no change in the name of PAC 2 since its incorporation.

3.2.	The registered office of the PAC 2 is located at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius.

3.3.	PAC 2 is an investment holding company which is principally involved in the business of holding investments.

3.4.	PAC 2 is part of the Vedanta Group and is an indirect subsidiary of the Acquirer.

3.5.	PAC 2 is wholly owned by Vedanta Holdings Jersey Limited which in turn is wholly owned by the Acquirer.

3.6.	The shares issued by PAC 2 are not listed on any stock exchange in India or abroad.

3.7.	As on the date of this DPS, PAC 2, its directors and key employees do not have any relationship with or interest in the Target Company except for PAC 2 being one of the members of the Promoter Group.

3.8.

As on the date of this DPS, the PAC 2 has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

3.9.	The key financial information of PAC 2 based on its unaudited standalone financial statements for a period from June 29, 2020 (date of incorporation) to September 30, 2020, is set out in table-4.

Table-4	In million, except per share data
Particulars	For the financial period from June 29, 2020 (date of incorporation) to September 30, 2020
	INR	USD
Total revenue	—	—
Net income 3(a)	(535)	(7)
Earnings per share 3(b)	(534,756)	(7,292)
Net worth/ shareholders’ funds3(c)	(535)	(7)

Notes:

(1)

Since the financial statements of PAC 2 are prepared in USD, the functional currency of PAC 2, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 8, 2021 (Source: Financial Benchmarks India Private Limited).

(2)

PAC 2 has confirmed that as per the applicable regulations in Mauritius, it is not required to prepare accounts and have them reviewed by the auditors of PAC 2 as of and for the six months period ended on September 30, 2020. Hence the aforesaid financial statement has been prepared in accordance with international financial reporting standards and has been extracted from the management accounts which have been taken into account by the statutory auditor of the Acquirer at the time of preparing its interim consolidated financial statements for six months ended on September 30, 2020. The aforesaid financial information of PAC 2 is being subjected to limited review and will be presented in the letter of offer which is to be issued in connection with this Open Offer.

(3)	(a)	Net income is profit/(loss) after tax
(b)

Earning per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. PAC 2 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited by the statutory auditors.

(c)	Net worth/ shareholders’ funds consists of share capital and retained earnings. Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

3.10.

PAC 2 or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

4.	Details of Vedanta Holdings Mauritius II Limited (“PAC 3”)

4.1.

PAC 3 is a private limited company incorporated on June 29, 2020 under the laws of Mauritius (company registration number 172884 GBC). There has been no change in the name of PAC 3 since its incorporation.

4.2.	The registered office of the PAC 3 is located at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius.

4.3.	PAC 3 is an investment holding company which is principally involved in the business of holding investments.

4.4.	PAC 3 is part of the Vedanta Group and is an indirect subsidiary of the Acquirer.

4.5.	PAC 3 is wholly owned by Finsider International Company Limited which in indirectly owned by the Acquirer.

4.6.	The shares issued by PAC 3 are not listed on any stock exchange in India or abroad.

4.7.

As on the date of this DPS, PAC 3, its directors and key employees do not have any relationship with or interest in the Target Company except for PAC 3 being one of the members of the Promoter Group and holding 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital).

4.8.

As on the date of this DPS, the PAC 3 has not been prohibited by SEBI from dealing in securities pursuant to any directions issued under Section 11B of the SEBI Act or under any other regulations made under the SEBI Act.

4.9.	The key financial information of PAC 3 based on its unaudited standalone financial statements for a period from June 29, 2020 (date of incorporation) to September 30, 2020, is set out in table-5.

Table-5	In million, except per share data
Particulars	For the financial period from June 29, 2020 (date of incorporation) to September 30, 2020
	INR	USD
Total revenue	—	—
Net income 3(a)	(2,643)	(36)
Earnings per share 3(b)	(2,643,264)	(36,044)
Net worth/ shareholders’ funds3(c)	(2,643)	(36)

Notes:

(1)

Since the financial statements of PAC 3 are prepared in USD, the functional currency of PAC 3, they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.3344 as on January 8, 2021 (Source: Financial Benchmarks India Private Limited).

(2)

PAC 3 has confirmed that as per the applicable regulations in Mauritius, it is not required to prepare accounts and have them reviewed by the auditors of PAC 3 as of and for the six months period ended on September 30, 2020. Hence, the aforesaid financial statement has been prepared in accordance with international financial reporting standards and has been extracted from the management accounts which have been taken into account by the statutory auditor of the Acquirer at the time of preparing its interim consolidated financial statements for six months ended on September 30, 2020. The aforesaid financial information of PAC 3 is being subjected to limited review and will be presented in the letter of offer which is to be issued in connection with this Open Offer.

(3)	(a)	Net income is profit/(loss) after tax
(b)

Earning per share (EPS) is basic EPS computed by dividing profit/(loss) for the year attributable to equity holders of the parent by number of issued equity shares. This may not be in accordance with IAS 33. PAC 3 is exempted from disclosing EPS in accordance with IFRS in its financial statements and hence the same is not audited by the statutory auditors.

(c)	Net worth/ shareholders’ funds consists of share capital and retained earnings. Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

4.10.

PAC 3 or its directors, promoters or key employees have not been declared as: (a) wilful defaulter by any bank or financial institution or consortium thereof; or (b) a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018.

5.	Details of Seller

Not applicable, as this Open Offer is a voluntary open offer in terms of Regulation 6 of the SEBI (SAST) Regulations.

6.	Details of Vedanta Limited (“Target Company”)

6.1.

The Target Company was incorporated on June 25, 1965 as a private limited company under the laws of India as Sesa Goa Private Limited. The Target Company was converted into a public limited company pursuant to which its name was changed to Sesa Goa Limited with effect from April 16, 1981. Subsequently, the name of the Target Company was changed to Sesa Sterlite Limited on September 18, 2013 and further the name of the Target Company was changed to its present name i.e., Vedanta Limited with effect from April 21, 2015. The name of the Target Company has not undergone any change in the last three years. Its corporate identity number is L13209MH1965PLC291394.

6.2.	The registered office of the Target Company is located at 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093.

6.3.

The Target Company is a globally diversified natural resources company engaged in the business of producing oil and gas, zinc, lead, silver, copper, iron ore, steel, aluminium and power across India, South Africa, Namibia and Australia.

6.4.

Equity Shares are listed on the BSE (Security ID: VEDL, Security Code: 500295) and NSE (Symbol: VEDL). The ISIN of Equity Shares is INE205A01025. The American Depositary Shares (“ADS”) issued by the Target Company are listed on New York Stock Exchange.

6.5.

The Equity Shares are frequently traded on the NSE (as on the date the PA), for the purposes of Regulation 2(1)(j) of the SEBI (SAST) Regulations (further details provided in Part IV below (Offer Price)).

6.6.

As of the date of this DPS, the authorized share capital of the Target Company is INR 74,120,100,000 (Indian Rupees Seventy Four Billion One Hundred Twenty Million One Hundred Thousand only) divided into 44,02,01,00,000 Equity Shares of INR 1 (Indian Rupees One only) each and 3,01,00,00,000 preference shares of INR 10/- (Indian Rupees Ten only) each. The total issued and paid-up share capital of the Target Company is INR 3,717,504,871 (Indian Rupees Three Billion Seven Hundred Seventeen Million Five Hundred Four Thousand Eight Hundred Seventy One only) comprising of 3,71,75,04,871 Equity Shares of INR 1 (Indian Rupee One only) each. Out of the 3,71,75,04,871 Equity Shares, 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice.

6.7.

As of the date of this DPS, there are no (a) partly paid up Equity Shares; or (b) outstanding instruments in the nature of warrants or fully convertible debentures or partly convertible debentures/ preference shares/ employee stock options etc., which are convertible into Equity Shares at any later date, save and except the ADS issued by the Target Company. Each ADS represents 4 Equity Shares. As of January 08, 2021, 3,92,19,203 ADS are outstanding which can be converted into 15,68,76,812 Equity Shares.

6.8.

The brief financial information of the Target Company based on its audited consolidated financial statements for the financial years ended on March 31, 2020 and March 31, 2019 and financial information for year ended March 31, 2018 extracted from audited financial statements as of and for year ended March 31, 2019, audited by the statutory auditor of the Target Company, and the unaudited consolidated results as per Regulation 33 of the Listing Regulations for the six months period ended on September 30, 2020, reviewed by the statutory auditor of the Target Company (together referred to as “financial statements”), is set out in table-6.

Table-6	In INR crore, except per share data
Particulars	As at and for the six months ended on September 30, 2020	As at and for the financial year ended on March 31, 2020	As at and for the financial year ended on March 31, 2019	As at and for the financial year ended on March 31, 2018
Total revenue2(a)	38,742	86,957	96,066	96,128
Net income2(b)	3,166	(4,743)	9,698	13,692
Earnings per share2(c)	4.99	(18)	18.98	28.24
Net worth/shareholders’ funds2(d)	34,995	33,100	41,477	42,893

Notes:

(1)

The aforesaid annual financial statements for the year ended on March 31, 2020, March 31, 2019 and March 31, 2018 have been prepared and presented in accordance with Indian Accounting Standards (“Ind AS”) notified under the Companies (Indian Accounting Standards) Rules, 2015 and other relevant provisions of the Companies Act, 2013, as amended from time to time, and Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India. The unaudited consolidated results for the period ended on September 30, 2020 have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standards 34 (Ind AS 34) “ Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India.

(2)	a)	Total revenue consists of revenue from operations, other operating income and other income. This will be equal to total income as reported in the financial statements of the Target Company.
b)	Net income is profit/ (loss) after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests.
c)	Earning per share is diluted EPS after tax and exceptional items as reported in the financial statements of the Target Company.
d)

Net worth/shareholder’s fund = Equity – Non-Controlling Interest – Hedging reserve – Capital reserve – Foreign currency translation reserve - Investment revaluation reserve. Net worth is not disclosed in the financial statements and hence is not audited by the statutory auditors.

7.	Details of the Open Offer

7.1.	This Offer is a voluntary offer in terms of Regulation 6 of SEBI (SAST) Regulations.

7.2.

This Offer is being made by the Acquirer and PACs to the Public Shareholders to acquire up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing 10% of the Voting Share Capital (“Offer Size”). If the number of Equity Shares validly tendered by the Public Shareholders under the Open Offer is more than the Offer Size, the Acquirer and/or any one or more PACs shall accept the Equity Shares received from the Public Shareholders on a proportionate basis in consultation with the Manager.

7.3.

All Equity Shares (up to the maximum set out above) validly tendered in the Open Offer will be acquired by the Acquirer and/or any one or more PACs in accordance with the terms and conditions set forth in this DPS and the letter of offer.

7.4.

The price being offered under this Open Offer is INR 160 (Indian Rupees One Hundred and Sixty only) per Equity Share (“Offer Price”), which has been determined in accordance with Regulations 8(1) and 8(2) of the SEBI (SAST) Regulations.

7.5.	The Offer Price will be payable in cash by the Acquirer and/ or PAC(s), as the case may be, in accordance with Regulation 9(1)(a) of the SEBI (SAST) Regulations.

7.6.	The Open Offer is not conditional on any minimum level of acceptance by the Public Shareholders in terms of Regulation 19 of the SEBI (SAST) Regulations.

7.7.	The Open Offer is not a competing offer in terms of Regulation 20 of the SEBI (SAST) Regulations.

7.8.

As on the date of this DPS, to the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, save and except as set out in Part VI (Statutory and Other Approvals) of this DPS. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained.

7.9.

Where any statutory or other approval extends to some but not all of the Public Shareholders, the Acquirer and/ or the PAC(s) shall have the option to make payment to such Public Shareholders in respect of whom no statutory or other approvals are required in order to complete this Open Offer.

7.10.

In terms of Regulation 23(1) of the SEBI (SAST) Regulations, in the event that the approvals specified in Part VI (Statutory and Other Approvals) of this DPS or those which become applicable prior to completion of the Open Offer are not received, for reasons outside the reasonable control of the Acquirer and the PACs, then the Acquirer and the PACs shall have the right to withdraw the Open Offer. In the event of such a withdrawal of the Open Offer, the Acquirer and the PACs (through the Manager) shall, within 2 Working Days of such withdrawal, make an announcement of such withdrawal stating the grounds for the withdrawal in accordance with Regulation 23(2) of the SEBI (SAST) Regulations.

7.11.

The Equity Shares will be acquired by the Acquirer and/or any one or more PACs as fully paid-up, free from all liens, charges and encumbrances and together with the rights attached thereto, including all rights to dividend, bonus and rights offer declared thereof, and the tendering Public Shareholder shall have obtained all necessary consents for it to sell the Equity Shares on the foregoing basis.

7.12.

Non resident Indians (“NRIs”), overseas corporate bodies (“OCBs”), foreign institutional investors (“FIIs”)/foreign portfolio Investors (“FPIs”) and other non-resident holders of the Equity Shares, if any, must obtain all requisite approvals/ exemptions required, if any, to tender the Equity Shares held by them in this Open Offer, and submit such approvals/ exemptions along with the documents required to accept this Open Offer. Further, if the Public Shareholders who are not persons resident in India (including NRIs, OCBs, FIIs and FPIs) had required any approvals (including from the Reserve Bank of India or any other regulatory authority/ body) at the time of the original investment in respect of the Equity Shares held by them currently, they will be required to submit such previous approvals that they would have obtained for acquiring/holding the Equity Shares, along with the other documents required to be tendered to accept this Open Offer. If such approvals are not submitted, the Acquirer and/or the PACs reserve the right to reject such Equity Shares tendered in this Open Offer.

7.13.

Currently, the Acquirer and the PACs do not have any intention to dispose of or otherwise encumber any material assets or investments of the Target Company or any of its subsidiaries, by way of sale, lease, encumbrance, reconstruction, restructuring or otherwise for a period of 2 years from the closure of this Open Offer except: (a) in the ordinary course of business; and/ or (b) on account of regulatory approvals or conditions or compliance with any law that is binding on or applicable to the operations of the Target Company or its subsidiaries. If the Acquirer and the PACs intend to alienate any material asset of the Target Company or its subsidiaries, within a period of 2 years from completion of the Open Offer, the Target Company shall seek the approval of its shareholders as per the proviso to Regulation 25(2) of SEBI (SAST) Regulations before undertaking any such alienation.

7.14.

Pursuant to completion of this Open Offer, assuming full acceptances, the shareholding of the Public Shareholders in the Target Company shall not fall below the minimum public shareholding requirement as per Rule 19A of the Securities Contracts (Regulation) Rules, 1957 read with the Listing Regulations.

7.15.	The Manager declares and undertakes not to deal, on their own account, in the Equity Shares during the Open Offer period.

7.16.	In terms of Regulation 6(1) of the SEBI (SAST) Regulations, during the Open Offer period, the Acquirer and/ or PACs will not acquire any Equity Shares other than those tendered in the Open Offer.

7.17.

The Open Offer is being made for acquisition of securities of an Indian company and Public Shareholders in the U.S. should be aware that this DPS and any other documents relating to the Open Offer have been or will be prepared in accordance with Indian procedural and disclosure requirements, including requirements regarding the Offer timetable and timing of payments, all of which differ from those in the U.S. Any financial information included in this DPS or in any other documents relating to the Open Offer, has been or will be prepared in accordance with non-U.S. accounting standards that may not be comparable to financial statements of companies in the U.S. or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles.

7.18.

The receipt of cash pursuant to the Open Offer by a Public Shareholder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each Public Shareholder is urged to consult its independent professional adviser immediately regarding the tax consequences of accepting the Open Offer.

7.19.

Neither the U.S. Securities Exchange Commission nor any U.S. state securities commission has approved or disapproved the Open Offer or passed any comment upon the adequacy or completeness of this DPS. Any representation to the contrary is a criminal offence in the U.S.

7.20.	The holders of ADS (and American depositary receipts (“ADRs”) evidencing the ADS, if applicable) will not be entitled to participate in the Open Offer, unless they covert their ADS into Equity Shares.

7.21.

ADS holders who present their ADS (or ADRs, if applicable) for cancellation to the depositary (i.e., Citibank, N.A., (“Depositary”)) will be able to take possession of the corresponding Equity Shares in book-entry form only and, as a result, they must have, or must establish, a custodian or brokerage (demat) account in India to receive such Equity Shares prior to presenting their ADS to the Depositary for cancellation. Establishing such custodian or brokerage (demat) account may be subject to delay as a result of operational procedures and as the opening of such account may be subject to regulatory approvals in India.

7.22.

Please be advised that if any ADS holder converts its ADS into Equity Shares, but decides not to participate in the Open Offer for any reason or any Equity Shares are not accepted on account of the aggregate number of Equity Shares tendered being more than the Offer Size in accordance with paragraph 7.2 of Part I of this DPS, there is no assurance that such holder would be able to deposit its Equity Shares and obtain ADS. Issuance of ADS against deposit of Equity Shares is subject to various requirements as set forth in the deposit agreement dated September 6, 2013 among the Target Company (as successor in interest to Sesa Goa Limited) and Citibank, N.A., as depositary, and the holders and beneficial owners of ADS issued thereunder, as amended by the deposit agreement dated August 25, 2015 among the Target Company and Citibank, N.A., for continued appointment of Citibank, N.A. as the exclusive depositary of ADRs issued thereunder. In particular, in accordance with applicable regulations of the Reserve Bank of India and the Ministry of Finance, the Depository will only be able to accept Equity Shares for deposit into the ADS facility to the extent that there have previously been withdrawals of Equity Shares.

II.	BACKGROUND TO THE OPEN OFFER

1.

This Open Offer is not the result of any direct or indirect acquisition of voting rights in the Target Company or an open market purchase and is a voluntary offer under Regulation 6 of the SEBI (SAST) Regulations.

2.

This Open Offer is being made in line with Vedanta group’s stated strategic priority for simplifying the group structure to align the group’s capital and operational structures, streamline the process of servicing the group’s financing obligations and improve a range of important credit metrics. The simplification process which has been underway for several years has involved mergers of group companies and may involve other share acquisitions in accordance with applicable law.

3.	The Offer Price will be payable in cash by the Acquirer and/ or the PAC(s), in accordance with the provisions of Regulation 9(1)(a) of the SEBI (SAST) Regulations.

III.	SHAREHOLDING AND ACQUISITION DETAILS

1.

The Acquirer and PACs form part of the Promoter Group. The Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

2.	The current and proposed shareholding of the Acquirer and the PACs in the Target Company and the details of the acquisition is set out in table-7.

Table -7	In INR crore, except per share data
Particulars	Acquirer		PAC 1		PAC 2		PAC 3
	No of Equity Shares	Percentage (%)	No of Equity Shares	Percentage (%)	No of Equity Shares	Percentage (%)	No of Equity Shares	Percentage (%)
Equity Shares as on the PA date	Nil#	Nil#	1,379,377,457	37.11%	Nil	Nil	185,000,000	4.98%
Equity Shares acquired between the date of the PA and the date of this DPS	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Post offer shareholding (assuming full acceptance on a fully diluted basis, as on 10th Working Day after closing of tendering period)	The Equity Shares that may be tendered by the Public Shareholders under the Open Offer may either be acquired by the Acquirer and/or any one or more PACs. Assuming all Equity Shares are tendered in the Open Offer, the Acquirer and PACs will hold 1,936,127,957 Equity Shares representing 52.09% of the Voting Share Capital.##

#	Please refer to paragraph 1 of Part III of this DPS.
##

Assuming all Equity Shares are tendered in the Open Offer ,the Acquirer, PACs and other members of the Promoter Group will hold 2,420,369,288 Equity Shares representing 65.11% of the Voting Share Capital.

Note:

It is clarified that the shareholding data in this DPS is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

3.	As on the date of this DPS, none of the members of the board of directors of the Acquirer and/ or the PACs hold any Equity Shares.

IV.	OFFER PRICE

1.

The Equity Shares are listed on the BSE (Security ID: VEDL, Security Code: 500295) and NSE (Symbol: VEDL). The ISIN of Equity Shares is INE205A01025. The ADS issued by the Target Company are listed on New York Stock Exchange.

2.

The annualized trading turnover of the Equity Shares on the Stock Exchanges from January 01, 2020 to December 31, 2020 (i.e., 12 calendar months preceding the calendar month in which the PA is made) is as set out in table-8.

Table-8
Stock Exchange	Number of Equity Shares traded (“A”)	Total number of Equity Shares (“B”)	Trading turnover (as % of total equity shares) (A/B)
BSE	50,46,92,019	3,71,71,96,639	13.6%
NSE	7,37,75,03,381	3,71,71,96,639	198.5%

Source: Certificate dated January 09, 2021 issued by Shailesh Haribhakti & Associates, chartered accountants (FRN:148136W).

3.	Based on the above, the Equity Shares are frequently traded on NSE in accordance with Regulation 2(1)(j) of the SEBI (SAST) Regulations.

4.	The Offer Price of INR 160/- (Indian Rupees One Hundred and Sixty only) per Equity Share is justified in terms of Regulation 8(2) of the SEBI (SAST) Regulations, being higher than the highest of:

SL. No.	Particulars	INR
A	The highest negotiated price per Equity Share of the Target Company for any acquisition under the agreements attracting the obligation to make a public announcement of this Open Offer.	Not applicable

B	The volume-weighted average price paid or payable for acquisitions, by the Acquirer and/or the PACs, during the 52 weeks immediately preceding the date of the PA.	159.94

C	The highest price paid or payable for any acquisition, by the Acquirer and/or the PACs, during the 26 weeks immediately preceding the date of the PA.	159.96

D	The volume-weighted average market price of the Equity Shares, for a period of 60 trading days immediately preceding the date of the PA as traded on the stock exchange where the maximum volume of trading in the shares of the Target Company has been recorded during such period, and such shares are frequently traded.	130.05

SL. No.	Particulars	INR

E	Where the shares are not frequently traded, the price determined by the Acquirer, the PACs and the Manager to the Open Offer taking into account valuation parameters including book value, comparable trading multiples, and such other parameters as are customary for valuation of shares of such companies.	Not applicable

F	The per equity share value computed under Regulation 8(5), if applicable.	Not applicable

Source: Certificate dated January 09, 2021 issued by Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W)

5.

The Offer Price is higher than the highest of the amounts specified in the table in paragraph 4 above. Therefore, in terms of Regulation 8(2) of the SEBI (SAST) Regulations, the Offer Price is justified.

6.	There have been no corporate actions by the Target Company warranting adjustment of any of the relevant price parameters under Regulation 8(9) of the SEBI (SAST) Regulations.

7.

As on the date of this DPS, there is no revision in the Offer Price or Offer Size. An upward revision to the Offer Price and/ or to the Offer Size, if any, on account of competing offers or otherwise, may be done in accordance with SEBI (SAST) Regulations. In the event of such revision, the Acquirer and the PACs shall: (a) make corresponding increase to the escrow amount (b) make public announcement in the same newspapers in which this DPS has been published; and (c) simultaneously notify the Stock Exchanges, the SEBI and the Target Company at its registered office of such revision.

V.	FINANCIAL ARRANGEMENTS

1.

The total funding requirement for the Open Offer, assuming full acceptance i.e., for the acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, at the Offer Price (i.e., INR 160 (Indian Rupees One Hundred and Sixty only)) is INR 59,480,080,000 (Indian Rupees Fifty Nine Billion Four Hundred and Eighty Million and Eighty Thousand only) (“Maximum Open Offer Consideration”).

2.

In accordance with Regulation 17 of the SEBI (SAST) Regulations, the Acquirer. PACs and the Manager have entered into an escrow agreement with Axis Bank Limited (acting through its branch located at 8, Ground floor, ABW Tower, IFFCO Chowk, MG Road, Gurugram 122 002, Haryana, the “Escrow Agent”) on January 12, 2021 (“Escrow Agreement”). Pursuant to the Escrow Agreement, the Acquirer and PACs have created an escrow account named “VEDANTA HOLDINGS MAURITIUS II LIMITED-ESCROW ACCOUNT” (“Escrow Account”) with the Escrow Agent. The Acquirer and PACs have also opened a special escrow account – “VEDANTA HOLDINGS MAURITIUS II LIMITED-DESIGNATED BANK ACCOUNT” for the purpose of Regulation 21 of SEBI (SAST) Regulations (“Special Escrow Account”).

3.

PAC 3 has furnished unconditional and irrevocable bank guarantee: (a) dated January 12, 2021, having bank guarantee number 1609FBG210019, for an amount of INR 4,690,000,000 (Indian Rupees Four Billion Six Hundred and Ninety Million only) from Axis Bank Limited (acting through its branch located at Third Floor, Plot Number 25, Pusa Road, Karol Bagh, New Delhi) in favour of the Manager to the Open Offer (“Bank Guarantee 1”); and (b) dated January 12, 2021, having bank guarantee number 1609FBG210020, for an amount of INR 2,010,000,000 (Indian Rupees Two Billion Ten Million only) from Axis Bank Limited (acting through its branch located at Third Floor, Plot Number 25, Pusa Road, Karol Bagh, New Delhi) in favour of the Manager to the Open Offer (“Bank Guarantee 2” together with Bank Guarantee 1 “Bank Guarantees”), which are in compliance with the requirements specified under Regulation 17 of the SEBI (SAST) Regulations, i.e., 25% of the first INR 5,000,000,000 (Rupees Five Billion only) of the Maximum Open Offer Consideration and 10% of the remainder of the Maximum Open Offer Consideration. The Bank Guarantees are valid upto May 12, 2021. The Acquirer and PACs have undertaken to extend the validity of the Bank Guarantees or make other arrangements for such period as may be required, in accordance with SEBI (SAST) Regulations. The Manager to the Offer has been duly authorised to realize the value of the Bank Guarantees in terms of the SEBI (SAST) Regulations. The bank issuing the Bank Guarantees is neither an associate company nor a group company of the Acquirer or the PACs or the Target Company. Further, in accordance with Regulation 17(4) of the SEBI (SAST) Regulations, PAC 3 has deposited INR 600,000,000.70 (Indian Rupees Six Hundred Million point Seven Zero only) in the Escrow Account (being more than 1% of the Maximum Open Offer Consideration payable under the Open Offer, assuming full acceptance). The cash deposit has been confirmed by the Escrow Agent by way of a confirmation letter dated January 12, 2021.

4.

In terms of the Escrow Agreement, the Manager to the Offer has been authorized to operate and realize the value of the Escrow Account and the Special Escrow Account in terms of the SEBI (SAST) Regulations.

5.

The Acquirer and the PACs have confirmed that they have adequate and firm financial resources to fulfil the obligations under the Open Offer and have made firm financial arrangements for implementation of the Open Offer, in terms of Regulation 25(1) of the SEBI (SAST) Regulations. The source of funds to meet the obligations of the Acquirers and the PACs under the Open Offer consists of: (a) cash and liquid investments; and (b) debt facilities availed by the Acquirer and PACs.

6.

Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W), has vide its certificate dated January 14, 2021, certified that the Acquirer and the PACs have adequate and firm financial resources to fulfill their obligations under the Open Offer.

7.

Based on the aforesaid financial arrangements made by the Acquirer and the PACs and on the confirmations received from Shailesh Haribhakti & Associates, chartered accountants (FRN: 148136W), the Manager to the Offer is satisfied that firm arrangements have been put in place by the Acquirer and the PACs to fulfill their obligations in relation to this Open Offer through verifiable means in accordance with the SEBI (SAST) Regulations.

8.

In case of any upward revision in the Offer Price and/ or the size of the Open Offer, the corresponding increase to the escrow amounts as mentioned above shall be made by the Acquirer and/ or PACs in terms of Regulations 17(2) and 18(5) of the SEBI (SAST) Regulations, prior to effecting such revision.

VI.	STATUTORY AND OTHER APPROVALS

1.

As on the date of this DPS, to the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, except as stated below. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained.

2.

NRIs, OCBs and other non-resident holders of the Equity Shares, if any, must obtain all requisite approvals/exemptions required, if any, to tender the Equity Shares held by them in this Offer, and submit such approvals/exemptions along with the documents required to accept this Offer. If such approvals are not submitted, the Acquirer and/ or the PACs reserve the right to reject such Equity Shares tendered in this Offer.

3.

If the Public Shareholders who are not persons resident in India (including NRIs, OCBs, FIIs and FPIs) had required any approvals (including from the Reserve Bank of India or any other regulatory authority/ body) at the time of the original investment in respect of the Equity Shares held by them currently, they will be required to submit such previous approvals that they would have obtained for acquiring/ holding the Equity Shares, along with the other documents required to be tendered to accept this Offer. If such approvals are not submitted, the Acquirer and/ or the PACs reserve the right to reject such Equity Shares tendered in this Offer.

4.

Where any statutory or other approval extends to some but not all of the Public Shareholders, the Acquirer and/ or the PACs shall have the option to make payment to such Public Shareholders in respect of whom no statutory or other approvals are required in order to complete this Open Offer.

5.

In case of delay/non-receipt of any statutory approval which may be required by the Acquirer and/or the PACs at a later date, as per Regulation 18(11) of the SEBI (SAST) Regulations, SEBI may, if satisfied, that the non-receipt of the requisite statutory approval(s) was not attributable to any willful default, failure or neglect on the part of the Acquirer and/or the PACs to diligently pursue such approval(s), grant an extension of time for the purpose of completion of this Open Offer, subject to such terms and conditions as may be specified by SEBI, including payment of interest by the Acquirer and/or the PACs to the Public Shareholders at such rate, as may be prescribed by SEBI from time to time, in accordance with Regulation 18(11) of the SEBI (SAST) Regulations.

6.

In terms of Regulation 23(1) of the SEBI (SAST) Regulations, in the event that the approvals specified in Part VI (Statutory and Other Approvals) of this DPS or those which become applicable prior to completion of the Open Offer are not received, for reasons outside the reasonable control of the Acquirer and the PACs, then the Acquirer and the PACs shall have the right to withdraw the Open Offer. In the event of such a withdrawal of the Open Offer, the Acquirer and the PACs (through the Manager) shall, within 2 Working Days of such withdrawal, make an announcement in the same newspapers in which this DPS is published and such announcement will also be sent to the Stock Exchanges, SEBI and the Target Company at its registered office stating the grounds for the withdrawal in accordance with Regulation 23(2) of the SEBI (SAST) Regulations.

VII.	TENTATIVE SCHEDULE OF ACTIVITIES

No.	Activity	Schedule of activities (day and date)[1]
1.	Date of PA	January 09, 2021 (Saturday)

2.	Date of publication of this DPS	January 15, 2021 (Friday)

3.	Last date for filing of the draft letter of offer with SEBI	January 22, 2021 (Friday)

No.	Activity	Schedule of activities (day and date)[1]

4.	Last date for public announcement for competing offer(s)	February 08, 2021 (Monday)

5.	Last date for receipt of SEBI observations on the draft letter of offer (in the event SEBI has not sought clarifications or additional information from the Manager)	February 15, 2021 (Monday)

6.	Identified Date(2)	February 17, 2021 (Wednesday)

7.	Last date by which the letter of offer (“Letter of Offer”/ “LOF”) is to be dispatched to the Public Shareholders whose name appears on the register of members on the Identified Date	February 25, 2021 (Thursday)

8.	Last date by which the committee of the independent directors of the Target Company is required to give its recommendation to the Public Shareholders for this Open Offer	March 02, 2021 (Tuesday)

9.	Last date for upward revision of the Offer Price and/or the size of the Open Offer	March 03, 2021 (Wednesday)

10.	Date of publication of opening of Open Offer public announcement in the newspapers in which this DPS has been published	March 03, 2021 (Wednesday)

11.	Date of commencement of the tendering period (“Offer Opening Date”)	March 04, 2021 (Thursday)

12.	Date of closure of the tendering period (“Offer Closing Date”)	March 18, 2021 (Thursday)

13.	Last date of communicating the rejection/ acceptance and completion of payment of consideration or refund of Equity Shares to the Public Shareholders	April 05, 2021 (Monday)

14.	Last date for publication of post-Open Offer public announcement in the newspapers in which this DPS has been published	April 12, 2021 (Monday)

(1)

The above timelines are indicative (prepared on the basis of timelines provided under the SEBI (SAST) Regulations) and are subject to receipt of relevant approvals, and may have to be revised accordingly.

(2)

The Identified Date is only for the purpose of determining the Public Shareholders as on such date to whom the LOF will be sent. It is clarified that all Public Shareholders holding Equity Shares are eligible to participate in the Open Offer at any time before the Offer Closing Date, subject to the terms and conditions mentioned in this DPS and the LOF.

VIII.	PROCEDURE FOR TENDERING THE EQUITY SHARES IN CASE OF NON-RECEIPT OF LETTER OF OFFER

1.

All the Public Shareholders holding the shares in dematerialized form are eligible to participate in this Open Offer at any time during the period from Offer Opening Date and Offer Closing Date (“Tendering Period”) for this Open Offer. Please refer to paragraph 12 below for details in relation to tendering of Offer Shares held in physical form.

2.

Persons who have acquired Equity Shares but whose names do not appear in the register of members of the Target Company on the Identified Date i.e., the date falling on the 10th Working Day prior to the commencement of Tendering Period, or unregistered owners or those who have acquired Equity Shares after the Identified Date, or those who have not received the Letter of Offer, may also participate in this Open Offer. Accidental omission to send the Letter of Offer to any person to whom the Offer is made or the non-receipt or delayed receipt of the Letter of Offer by any such person will not invalidate the Offer in any way.

3.

The Public Shareholders who tender their Equity Shares in this Offer shall ensure that the Equity Shares are fully paid up and are free from all liens, charges and encumbrances. The Acquirer and/or any one or more PACs shall acquire the Equity Shares that are validly tendered and accepted in this Offer, together with all rights attached thereto, including the rights to dividends, bonuses and rights offers declared thereof in accordance with the applicable law and the terms set out in the PA, Corrigendum, this DPS and the Letter of Offer.

4.

The Public Shareholders may also download the Letter of Offer from SEBI’s website (www.sebi.gov.in) or obtain a copy of the same from the Registrar to the Offer (detailed at Part IX (Other Information) of this DPS) on providing suitable documentary evidence of holding of the Equity Shares and their folio number, DP identity-client identity, current address and contact details.

5.

In the event that the number of Equity Shares validly tendered by the Public Shareholders under this Offer is more than the number of Equity Shares agreed to be acquired in this Offer, the Acquirer and/or any one or more PACs shall accept those Equity Shares validly tendered by such Public Shareholders on a proportionate basis in consultation with the Manager to the Offer.

6.

The Open Offer will be implemented by the Acquirer and the PACs through stock exchange mechanism made available by the Stock Exchanges in the form of separate window (“Acquisition Window”) as provided under the SEBI (SAST) Regulations and SEBI circular CIR/ CFD/POLICYCELL/1/2015 dated April 13, 2015 issued by SEBI and as amended vide SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016.

7.	BSE shall be the designated stock exchange for the purpose of tendering Equity Shares in the Open Offer.

8.

The Acquirer and PACs have appointed J.P. Morgan India Private Limited (“Buying Broker”) as its broker for the Open Offer through whom the purchases and settlement of the Offer Shares tendered in the Open Offer shall be made. The contact details of the Buying Broker are as mentioned below:

Name:	J.P. Morgan India Private Limited
Address:	J.P. Morgan Tower, Off C. S. T. Road, Kalina,
Santacruz (East), Mumbai – 400 098
E-mail:	vedanta_openoffer@jpmorgan.com
Contact Person:	Mr. Hoshi Bharucha
Tel No.:	+91 22 6157 3000
Fax No.:	+91 22 6157 3911

9.

Public Shareholders who desire to tender their Equity Shares under the Open Offer would have to intimate their respective stock brokers (“Selling Broker”) within the normal trading hours of the secondary market, during the Tendering Period.

10.

A separate Acquisition Window will be provided by BSE to facilitate the placing of orders. The Selling Broker can enter orders for dematerialized shares. Before placing the bid, the concerned Public Shareholder/ Selling Broker would be required to transfer the tendered Equity Shares to the special account of Indian Clearing Corporation Limited (“Clearing Corporation”), by using the settlement number and the procedure prescribed by the Clearing Corporation.

11.	The cumulative quantity tendered shall be made available on BSE’s website i.e., www.bseindia.com, throughout the trading session at specific intervals during the Tendering Period.

12.

As per the provisions of Regulation 40(1) of the Listing Regulations and SEBI’s press release dated December 03, 2018, bearing reference no.PR 49/2018, requests for transfer of securities shall not be processed unless the securities are held in dematerialised form with a depository with effect from April 01, 2019. However, in accordance with the circular issued by SEBI bearing reference number SEBI/HO/CFD/CMD1/CIR/P/2020/144 dated July 31, 2020, shareholders holding securities in physical form are allowed to tender shares in an open offer. Such tendering shall be as per the provisions of the SEBI (SAST) Regulations. Accordingly, Public Shareholders holding Equity Shares in physical form as well are eligible to tender their Equity Shares in this Open Offer as per the provisions of the SEBI (SAST) Regulations.

13.	The detailed procedure for tendering the Equity Shares in the Open Offer will be available in the Letter of Offer, which shall be available on SEBI’s website (www.sebi.gov.in).

14.	Equity Shares should not be submitted/ tendered to the Manager, the Acquirer, the PACs or the Target Company.

IX.	OTHER INFORMATION

1.

The Acquirer, the PACs, and their respective directors, in their capacity as directors, accept the responsibility for the information contained in the PA and this DPS (other than as specified in paragraph 2 below) and also for the obligations of the Acquirer and the PACs, respectively, laid down in the SEBI (SAST) Regulations in respect of the Open Offer.

2.

The information pertaining to the Target Company contained in the PA or Corrigendum or this DPS or the Letter of Offer or any other advertisement/publications made in connection with the Open Offer has been compiled from information published or provided by the Target Company or publicly available sources, which have not been independently verified by the Acquirer, the PACs or the Manager. The Acquirer and the PACs do not accept any responsibility with respect to any information provided in the PA or this DPS or the Letter of Offer pertaining to the Target Company.

3.

In this DPS, all references to “U.S.” are references to United States, all references to “INR” or “Indian Rupees” are references to Indian National Rupee(s) and all references to “USD” are references to United States Dollars. All data presented in USD in this DPS has been converted into INR for the purpose of convenience of translation. The conversion has been assumed at the rate as identified along with such information in this DPS.

4.	In this DPS, any discrepancy in any table between the total and sums of the amount listed is due to rounding off and/or regrouping.

5.	This DPS, PA and Corrigendum are expected to be available on SEBI’s website (www.sebi.gov.in).

Issued on behalf of the Acquirer and the PACs by the Manager to the Offer

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East),

Mumbai – 400 098

Tel: +91 22 6157 3000 | Fax: +91 22 6157 3911

Contact person: Vaibhav Shah

Email: vedanta_openoffer@jpmorgan.com

SEBI registration no: INM000002970

Validity period: Permanent

Registrar to the Offer

Inspired By Passion. Driven By Technology.

KFin Technologies Private Limited (formerly known as Karvy Fintech

Private Limited)

Selenium Building, Tower- B, Plot No 31 & 32, Gachibowli, Financial

District Nanakramguda, Serilingampally, Hyderabad Rangareddi – 500032,

Telangana

Tel.: +91 40 6716 2222/ 1-800-34-54001

Fax: +91 40 2343 1551

Contact person: Mr. Murli Krishna

Email: Vdl.voluntaryopenoffer@kfintech.com

SEBI registration no.: INR000000221

Validity period: Permanent

For and on behalf of the Acquirer and PACs

For and on behalf of Vedanta	For and on behalf of Twin
Resources Limited	Star Holdings Limited

Sd/-	Sd/-
Authorised Signatory	Authorised Signatory

Place: London	Place: Mauritius
Date: January 14, 2021	Date: January 14, 2021

For and on behalf of Vedanta	For and on behalf of Vedanta
Holdings Mauritius Limited	Holdings Mauritius II Limited

Sd/-	Sd/-
Authorised Signatory	Authorised Signatory

Place: Mauritius	Place: Mauritius
Date: January 14, 2021	Date: January 14, 2021